UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 50249

                       -----------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             Power Exploration, Inc.
                                (Name of Issuer)

                          Common Stock, par value $0.02
                         (Title of Class of Securities)

                                   739272 20 1
                                 (CUSIP Number)

                               Patrick A. Reardon
                                 Attorney-at-Law
                           201 Main Street, Suite 585
                             Fort Worth, Texas 76102
                                 (817) 348-8801

(Name, Address and Telephone Number of person authorized to receive notices and communications)


                                January 19, 2000
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

                                  SCHEDULE 13D
                                (Amendment No. 1)

CUSIP No. 739272 20 1                                                Page 2 of 5



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1)       NAME OF REPORTING PERSONS
S.S. OR I.R.S.IDENTIFICATION NO. OF ABOVE PERSON

                                    Ronald W. Welborn

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2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                (A) ( )
                                                                (B) ( )

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3)       SEC USE ONLY

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4)       SOURCE OF FUNDS

                        00
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5)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  (X)

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6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

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                        7)  SOLE VOTING POWER              1,500,000
NUMBER OF
SHARES                  ========================================================
BENEFICIALLY            8)  SHARED VOTING POWER                  -0-
OWNED BY
EACH REPORTING          ========================================================
PERSON WITH             9)  SOLE DISPOSITIVE POWER         1,500,000

                        ========================================================
                        10) SHARED DISPOSITIVE POWER             -0-

================================================================================

11)      AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
                                                           1,500,000
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12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        14.5%

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14)      TYPE OF REPORTING PERSON

                        IN
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

                                 SCHEDULE 13D
                                (Amendment No. 1)

CUSIP No. 739272 20 1                                                Page 3 of 5



Item 2.  Identity and Background
Item 2 is amended to read in its entirety as shown below:
---------------------------------------------------------

The principal business of Mr. Welborn is providing financial and business consulting services. He also invests from time to time.

Item 3. Source and Amount of Funds or Other  Consideration*
Item 3 is amended to read in its entirety as shown below:
---------------------------------------------------------

         Mr. Welborn is the beneficial owner of a total of 1,500,000 shares of Common Stock, consisting of (a) 400,000 shares currently held by Mr. Welborn,
(b) 350,000 shares of Common Stock he will receive on March 19, 2000 and (c) an option to purchase 750,000 shares of common stock at $0.66667 on or after March 19, 2000. Mr. Welborn received the items listed in the preceding sentence for services delivered pursuant to the Advisory Agreement, attached as Exhibit A (Item 7).

Item 4.  Purpose of Transaction*
Item 4 is amended to read in its entirety as shown below:
---------------------------------------------------------

         Mr. Welborn has advised and will continue to advise management of Power Exploration on various matters including (a) the acquisition and operation of oil and gas properties, (b) compromising indebtedness of Power Exploration, including  exchanges  of Common  Stock for  cancellation  of  indebtedness,  (c)
corporate strategy, including the selection of new board members, (d) the evaluation of merger and other possible acquisition opportunities, and (e) other corporate matters. Depending on available investment opportunities and conditions, Mr. Welborn may purchase, acquire, sell or dispose of shares of Common Stock from time to time.

         Except as noted above, Mr. Welborn has no plans or proposals of the types described in the instructions to Item 4.

Item 5.  Interest in Securities of the Issuer*
Item 5 is amended to read in its entirety as shown below:
---------------------------------------------------------

(a) Mr. Welborn is the beneficial owner of 1,500,000 shares of Common Stock. As noted in Item 3, under the Advisory Agreement (Item 7, Exhibit A), Mr. Welborn received (i) 400,000 shares of Common Stock, (ii) the right to receive an additional 350,000 shares of Common Stock on March 19, 2000, and (iii) an option to purchase an additional 750,000 shares of Common Stock at an exercise price of $0.6667 per share beginning on March 19, 2000 and expiring on December 8, 2000.

(b)    Mr. Welborn has sole power to vote the shares held by him.

(c) There were no transactions in the class of securities reported that were effected during the last sixty days aside from those discussed in Items 3 and 5.

(d)    N/A

(e)    N/A

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer*
Item 6 is amended to read in its entirety as shown below:
---------------------------------------------------------

         None

Item 7.  Material to Be Filed as Exhibits*
Item 7 is amended to read in its entirety as shown below:
---------------------------------------------------------

         A. Attached as Exhibit A is a copy of the Advisory Agreement between Mr. Welborn and Power Exploration, Inc. (attached to the original filing).

         (Exhibit B is deleted.)


                               ------------------

         *Note: The information provided in Items 3, 4, 5, 6, and 7 has been amended to reflect further analysis by Mr. Welborn. After this analysis, Mr. Welborn believes that, in the original filing of this
         Schedule 13D, the holdings by another stockholder were incorrectly attributed to Mr. Welborn.

                               -------------------

                                  SCHEDULE 13D
                                (Amendment No. 1)

CUSIP No. 739272 20 1                                                Page 5 of 5





                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           March 6, 2000
--------------------------------------------------------------------------------
Date

--------------------------------------------------------------------------------

                           s/ Ronald W. Welborn
--------------------------------------------------------------------------------
Signature

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                           Ronald W. Welborn, Reporting Person

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement issigned on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).